Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 o: 202.973.8800 f: 202.973.8899

August 18, 2022

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Dietz
David Edgar

Re:	Yext, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2022

Filed March 18, 2022

Form 10-Q for the Quarterly Period Ended April 30, 2022

Filed June 9, 2022

File No. 001-38056

Ladies and Gentlemen:

On behalf of our client, Yext, Inc. (the “Company” or “Yext”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 4, 2022, concerning Yext’s Annual Report on Form 10-K for the fiscal year ended January 31, 2022 filed with the Commission on March 18, 2022 (the “Form 10-K”) and Yext’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2022 filed with the Commission on June 9, 2022 (the “Form 10-Q”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Defined terms used in this letter but not otherwise defined have the meaning given to them in the Form 10-K or Form 10-Q, as the case may be.

Form 10-K for the Fiscal Year Ended January 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended January 31, 2022 Compared to Fiscal Year Ended January 31, 2021, page 43

1.	You disclose that the increase in revenue was primarily driven by new customer subscriptions to your platform and to a lesser extent, expanded subscriptions for existing customers. Where a material change is attributed to two or more factors, each identified factor should be described in quantified terms. Please tell us what consideration was given to quantifying the relative contribution of each of these factors to your revenue growth. Refer to Item 303(b) of Regulation S-K.

The Company advises the Staff that the Company’s Management does not regularly separately track or quantify revenue by new customer subscriptions and expansion of existing subscriptions, due to variables including downgrades that offset expansion.

The Company uses two metrics to assess the magnitude of revenue growth from new and existing customer subscriptions: (i) Dollar-Based Net Retention, which measures the Company’s ability to retain and expand revenue from its existing subscriptions, and (ii) the change in the number of customers, which is a leading indicator of the Company’s revenue through new customer subscriptions. While the Company discloses Dollar-Based Net Retention Rate annually in the Form 10-K and Customer Count in the Company’s quarterly Earnings Press Release, the Company intends to begin to include Customer Count in future quarterly and annual periodic reports to be filed with the SEC.

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Securities and Exchange Commission

August 18, 2022

2.	We note that in your earnings calls you have quantified the metrics annual recurring revenue ("ARR") and the number of customers with ARR greater than $100,000. We further note that ARR has also been disclosed in your earnings releases furnished on Form 8-K, including a breakout between direct customers and third-party reseller customers in the Form 8-K furnished on June 8, 2022. Please tell us whether these metrics are key performance indicators, and if so, please disclose these metrics in your periodic filings. Also, disclose the percentage of revenue attributed to customers with more than $100,000 in ARR to add context to this metric. Refer to SEC Release No. 33¬10751.

The Company considers Total ARR to be a key metric as it provides a leading indicator as to the direction of the Company’s growth. Previously, the Company had not yet concluded that this metric would be meaningful to investors, and thus had not included this metric as a key performance indicator in its regular filings. The Company expects to include this information in its future periodic filings.

Management does not consider the number of customers with ARR greater than $100,000 to be a key performance indicator in assessing the business nor does it regularly use the metric in managing the business. While this metric was disclosed in past instances to investors as a potentially useful proxy to indicate enterprise-level sales, the Company believes that ARR disclosed by direct customers and third-party customers is more meaningful in understanding its business as further discussed below. As a result, the Company does not expect to report customers with ARR greater than $100,000 on a regular basis and as such, does not intend to include this as a key performance indicator in its periodic filings.

With respect to the Staff’s comment regarding disclosure of ARR by direct customers and third-party reseller customers, the Company believes that this distinction provides investors with a more comprehensive understanding of the composition of ARR, and therefore, expects to include this information in future periodic filings.

With respect to the Staff’s comment as to disclosing the percentage of revenue attributed to customers with ARR in excess of $100,000, the Company notes that ARR is an annualized point in time metric that is impacted by the timing of new contract execution and renewals. As such, the Company believes the usefulness of ARR is limited when comparing this metric against revenue. To illustrate this, contracts executed towards the end of a given reporting period are included within the determination of ARR even though the associated revenue recognized on these contracts may be insignificant for the period. As a result, the inclusion of revenue attributed to customers with ARR in excess of $100,000 could be confusing and potentially be misleading to an investor as the revenue would be a trailing indicator whereas the ARR would be a leading indicator.

Securities and Exchange Commission

August 18, 2022

Form 10-Q for the Quarterly Period Ended April 30, 2022

Notes to Condensed Consolidated Financial Statements

Note 3. Revenue, page 10

3.	We note that you disaggregate revenue from contracts with your customers by geographic region. Please tell us what consideration was given to further disaggregating revenue by sales channel. In this regard, we note that in your earnings release for the first quarter of fiscal 2023 you began to disaggregate your ARR metric between reseller and non-reseller customers, however you do not quantify the related revenue streams. Refer to ASC 60610-50-5 and 606-10-55-91(g).

The Company advises the Staff that in implementing ASC 606, the Company considered disaggregating revenue beyond geographic region. The Company’s revenue model is based on subscriptions to our single Yext platform. Other than geographic region, the Company measures its business based on overall revenue and not on a disaggregated basis. There are no identifiable differences in services provided based on customer type or sales channel.

While the distinction between ARR from direct and third-party reseller customers is discussed and disclosed in our earnings release, it provides direction of the Company’s growth and a more comprehensive understanding of the composition of ARR. This distinction does not indicate a difference in the nature, timing and uncertainty of revenue and cash flows. As discussed in response to Comment #2, there are inherent limitations of ARR and its usefulness/correlation with revenue recognized. Accordingly, the Company respectfully submits that no further disclosure in the Company’s financial statements is warranted or appropriate.

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Securities and Exchange Commission

August 18, 2022

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If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (202) 973-8823 or mlabriola@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Labriola

Michael C. Labriola

cc:      Yext, Inc.

Daryl Bond

Ho Shin